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                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


COMPANHIA PAULISTA DE ENERGIA ELECTRICA
COMPANHIA SUL PAULISTA DE ENERGIA
COMPANHIA JAGUARI DE ENERGIA
COMPANHIA LUZ E FORCA DE MOCACA
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(Name of foreign utility company)



CMS ENERGY CORPORATION
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(Name of filing company, if filed on behalf of a foreign utility company)



Item 1
------

The name of the entities claiming foreign utility company status are Companhia Paulista De Energia Electrica ("CPEE"), Companhia Sul Paulista De Energia ("Paulista"), Companhia Jaguari De Energia ("Jaguari") and Companhia Luz E Forca De Mocaca ("Mocaca") (Collectively the "CPEE Group"). The address of each of these entities is Rua Padre Garcia Velho, 73 - 7(degree)andar - conj.73, CEP 05421-030, Sau Paulo - SP - Brazil. The CPEE Group owns the concession rights for electric distribution in certain municipalities in the Brazilian States of Sau Paulo and Minas Gerais. At December 31, 1998 the CPEE Group had approximately 135,000 customers. The CPEE Group's electrical distribution network is approximately 5,595 kilometers long and its transmission network is approximately 569 kilometers long. The CPEE Group owns and operates 18 substations and 4,252 distibution transformers with combined capacity of 196,352 kVA. The CPEE Group also owns a 7% stake in an 850MW hydroelectric plant now under construction. CMS Energy Corporation, a Michigan corporation and an exempt public utility holding company, will own an interest in each of the CPEE Group through intervening subsidiaries CMS Enterprises Company and CMS Electric and Gas Company. CMS Electric and Gas Company will hold its interest in CPEE through CMS Brasil Energia Ltda a Brazilian entity. Persons that will own more than a five percent ownership of the common stock


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(voting) each of the CPEE Group are:



CPEE
Person Name                                  Percentage Interest
-----------                                  -------------------
CMS Electric and Gas Company                 96%


PAULISTA


Person Name                                  Percentage Interest
-----------                                  -------------------
CPEE                                         87%
Lina Giorgi Leuzzi                           13%


JAGUARI

Person Name                                  Percentage Interest
-----------                                  -------------------
CPEE                                         80%
Paulista                                     20%


MOCACA

Person Name                                  Percentage Interest
-----------                                  -------------------
CPEE                                         76%
Jaguari                                      14%


Item 2
------
Consumers Energy Company, a Michigan corporation and combination electric and gas utility, is also a wholly-owned subsidiary of CMS Energy Corporation. Consumers Energy Company will not pay any portion of the purchase price for the ownership interests in any entities in the CPEE Group.



                                   EXHIBIT A

     The certification required under Section 33(a)(2) of the Public Utility Holding Company Act from the Michigan Public Service Commission
(the "Certification") is attached hereto. The notice required under the Certification is also attached hereto.








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                                   SIGNATURE


     CMS Energy Corporation has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                           By:   /s/ Michael D. Van Hemert
                                           -------------------------------
                                           Name:  Michael D. Van Hemert
                                           Title: Assistant General Counsel

Date: November 17, 1999














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                                 Exhibit Index
                                 -------------


Exhibit No.       Description
-----------       -----------
   99A            MICHIGAN PUBLIC SERVICE COMMISSION CERTIFICATION

   99B            NOTICE TO THE MICHIGAN PUBLIC SERVICE COMMISSION